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Mr. Max A. Webb	Moscow	Tokyo
Assistant Director	New Jersey	Washington, D.C.
Securities and Exchange Commission 450 Fifth Avenue, N.W. Washington, D.C. 20549 Mail Stop 03-05
  Re:
  AMC Entertainment Inc.
  Amendment No. 1 to Form S-2, filed on March 15, 2005, File No. 333-122389
  Amendment No. 1 to Form S-4, filed on March 15, 2005, File No. 333-122376
  Form 10-Q for the quarterly period ended December 30, 2004, File No. 001-08747

Dear Mr. Webb,

        On behalf of AMC Entertainment Inc. (the "Company") in connection with the above captioned Amendment No.1 to each of the Registration Statements on Form S-2 and S-4 and Quarterly Report on Form 10-Q, and in connection with the filing of Amendments No.2 to the Registration Statements on Form S-2 and Form S-4, we are responding to the Staff's comment letter dated March 25, 2005.

        For the convenience of the Staff, we have transcribed each of the comments being addressed. The number for each comment and related response below corresponds to the number for each comment that appears in the letter of the Staff dated March 25, 2005.

FORM S-2

Summary Historical and Pro Forma Financial and Operating Data, Page 11

1.
Expand the first paragraph to indicate whether AMCE, as the accounting acquiree, was renamed as well. We note that Marquee, as the accounting acquiror, had been "dissolved" and renamed as AMCE. Clarify the disclosure to describe how Marquee was dissolved, given that this is the legal acquirer.

        The Company has revised the disclosure on page 11 of the prospectus to reflect that Marquee merged with and into AMCE, with AMCE as the surviving entity.

April 18, 2005

 LATHAM & WATKINS LLP

Risk Factors, page 15
Our substantial debt could adversely affect our operations, page 15

2.
We note that as of December 30, 2004, you had $162.2 million of additional borrowing capacity under your amended credit facility that "would be effectively senior to the notes." Please clarify whether you are referring to the Senior Notes or to the Senior Subordinated Notes.

        The Company has revised the prospectus on page 15 to indicate that the additional borrowing capacity available as of December 30, 2004 would be effectively senior to both the Senior Notes and the Senior Subordinated Notes.

Marquee Inc. Audited Financial Statements
Note 1 - Basis of Presentation page F-6

3.
We note that the merger with AMCE occurred on December 23, 2004 and that AMCE deconsolidated Holding's assets and liabilities subsequent to that date. it appears that it would be appropriate to present the financial statements of Marquee Inc. through the date of the merger and deconsolidation. Please revise or supplementally explain why financial statements have been presented through December 2, 2004 only.

        Marquee Inc.'s fiscal year end corresponds with AMCE's and is a 52/53 week fiscal year ending on the Thursday closest to the last day of March. December 2, 2004 corresponds with Marquee's normal month end closing calendar and is the same as November 30, 2004 for a company that reports based on calendar ending dates. Marquee has included audited financial statements within 135 days of the filing date of its Amendment No. 1 to Form S-2 which the Company believes is consistent with Rule 3-01(a) of Regulation S-X and Section II B.1.d) of the Division of Corporate Finance Accounting Disclosure Rules and Practices: An Overview Training Material 2000 Edition (3/31/00).

4.
Supplementally indicate the date or dates upon which the $769.350 million in equity was contributed to Marquee Holdings, Inc.

        The $769.350 million in equity was contributed to Marquee Holdings Inc. on December 23, 2004.

5.
Please expand your disclosure to briefly explain why Marquee and Holdings each constituted variable interest entities, the nature of the variable interests and why AMCE was considered to be the primary beneficiary. In addition, please fully explain why it was appropriate for AMCE to deconsolidate Holding's assets and liabilities subsequent to December 23, 2004.

        Marquee and Holdings each constituted variable interest entities because the total equity investment at risk in each entity prior to the Merger on December 23, 2004 was not sufficient ($100) to permit the entities to finance their operations without additional subordinated financial support provided by AMCE, namely in the form of letters of credit issued by AMCE requiring AMCE to pay the interest related to debt issued by Marquee and Holdings until the date the Merger was consummated which occurred on December 23, 2004. AMCE was considered the primary beneficiary of Marquee and Holdings because AMCE would absorb the majority of the expected losses (excess interest expense over interest income) as a result of having issued the letters of credit requiring AMCE to pay the interest related to debt issued by Marquee and Holdings until the date the Merger was consummated on December 23, 2004. The letters of credit issued by AMCE on behalf of Marquee and Holdings represented AMCE's variable interest in Marquee and Holdings. Upon consummation of the Merger on December 23, 2004, Holdings acquired AMCE and the letters of credit issued by AMCE on behalf of Holdings were canceled. As a result, Holdings was no longer a variable interest entity due to

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having sufficient investment equity at risk and AMCE no longer held a variable interest in Holdings and it was therefore appropriate for AMCE to deconsolidate Holdings' assets and liabilities subsequent to December 23, 2004.

AMCE December 30, 2004 Interim Financial Statements
Note 2 - Acquisitions, page F-19

6.
We have reviewed your disclosures in response to prior comment 33 and your supplemental response that you do not believe the valuation specialist rises to the level of an expert. However, we believe as previously requested, that the valuation specialist should be identified and his consent included in the Registration Statement, as your revised disclosures still infers and gives preference to the use of the valuation specialist in determining the allocation of the purchase price, not only in the Merger transaction, but also on pages F-73 and F-76 with respect to the Gulf States Theatres and GC Companies' acquisitions. Please revise and also provide a consent, or revise to clarify the allocation of the purchase price was solely based on management's judgment. We will not object if you wish to represent that management considered a number of factors, including a valuation assessment, in preparing its estimates

        The Company will revise its disclosures to clarify the allocation of the purchase price for all acquisitions are based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, market prices of our indebtedness and a preliminary valuation assessment prepared by a valuation specialist.

Signatures, page II-13

7.
We note your response to prior comment 24. Please revise to reflect that the controller or principal accounting officer of AMC Entertainment Inc. has signed the registration statement, individually, in that capacity as required by the instructions for signatures on Form S-2. accordingly, please revise the signatures for the guarantor subsidiaries.

        The Company has revised the disclosure on page II-13 to reflect that Craig R. Ramsey, the Chief Financial Officer and Chris A. Cox, Vice President and Chief Accounting Officer have signed the Registration Statement. The signatures for the guarantor subsidiaries have been similarly revised.

Exhibit 5.1

8.
Refer to the first paragraph. Please revise the aggregate principal amount of the 9 1/2% Senior Subordinate Notes due 2011 that you refer to in (iii). Also, please revise the year due to "2011."

        The Company has obtained a revised opinion from Latham & Watkins LLP which reflects the reduction in the aggregate principal amount of the 9 1/2% Senior Subordinated Notes due 2011 from $214,474,000 to $212,811,000. The date of the "2011 Notes" has also been revised.

9.
We notice that none of the opinions opine on the enforceability of the guarantees by the guarantors from jurisdictions not covered by your opinion. Please revise your opinion or have the appropriate backup opinions revised.

        The Company has obtained a revised opinion from Latham & Watkins LLP that opines as to the enforceability of the guarantees by all of the guarantors.

April 18, 2005

 LATHAM & WATKINS LLP

10.
It is inappropriate to assume due organization, valid existence and good standing for the guarantors for which there are additional opinions. You are entitled to rely on those opinions. Please revise accordingly.

        The Company has obtained a revised opinion from Latham & Watkins LLP in the form attached hereto as Annex A which removes its assumption as to "due organization, valid existence and good standing" for the guarantors as to whom there are additional opinions and instead relies on such opinions. The opinions delivered as Exhibits 5.2-5.7 have been, or will be, accordingly revised to provide such opinions. Due to the reliance of the Latham & Watkins LLP opinion upon local counsel opinions, some of which will be filed by an exhibits-only amendment on the date of effectiveness, the Company will obtain and file the revised opinion in the form attached hereto as Annex A in such exhibits-only filing on the date of effectiveness.

Exhibit 5.2

11.
Refer to page 2. Stating that your opinions relate only to the documents listed in the letter is an impermissible statement which qualifies your opinion.

        The Company has obtained a revised opinion from Holland & Knight LLP deleting the referenced qualification.

12.
In the next amendment please delete the first new paragraph On page 3 of your opinion or refile it dated the date of effectiveness.

        The Company attaches a form of the opinion from Holland & Knight LLP as Annex B attached hereto, and will file such opinion in an exhibits-only amendment on the date of effectiveness.

Exhibit 5.3

13.
Refer to page 2. Stating that your opinions relate only to the documents listed is an impermissible statement which qualifies your opinion.

        The Company has obtained a revised opinion from Holland & Knight LLP deleting the referenced qualification.

14.
Refer to the last paragraph on page 2. We note that you express no opinion relating to "the legality, validity, or enforceability of the Opinion Documents." We note that you refer to the guarantees given by GCT Pacific as Opinion Documents. Please revise to provide an opinion as to whether the guarantees given by GCT Pacific constitute legal and valid corporate actions.

        The Company has obtained from Latham & Watkins LLP an opinion that covers the enforceability of the guarantees by all the guarantors, including GCT Pacific Beverage Services, Inc.

15.
Either delete the first new paragraph on page 3 of your opinion or refile it dated the date of effectiveness.

        The Company attaches a form of the opinion from Holland & Knight LLP as Annex C attached hereto, and will file such opinion in an exhibits-only amendment on the date of effectiveness.

April 18, 2005

 LATHAM & WATKINS LLP

Exhibit 5.4

16.
Refer to the first paragraph. Please revise the aggregate principal amount of the 9 1/2% Senior Subordinate Notes due 2011 that you refer to in (iii). Also, please revise the year due to "2011."

        The Company has received a revised opinion from Nutter, McClennen & Fish, LLP containing the required revisions.

17.
Please delete the next-to-last paragraph of your opinion. You may not refer to interpretive rules outside the text of the opinion itself.

        The Company has received a revised opinion from Nutter, McClennen & Fish, LLP containing the required revision.

Exhibit 5.5

18.
In the next amendment delete the assumption that AMC Entertainment has become the Company within the meaning of the Indentures.

        The Company has obtained a revised opinion from Lathrop & Gage, S.C. that deletes the referenced assumption.

19.
Also delete the final paragraph on page 3 of your opinion and the final sentence of the next-to-last paragraph of your opinion.

        The Company has obtained a revised opinion from Lathrop & Gage, S.C. that makes the requested revisions.

20.
Either remove the first and third sentences of the last paragraph of the opinion or refile it dated the date of effectiveness. Also omit the last sentence of the opinion: you may limit the subject of the opinion but you may not limit reliance.

        The Company has obtained a revised opinion from Lathrop & Gage, S.C. that deletes the limitation on reliance. The Company attaches a form of the opinion from Lathrop & Gage, S.C. as Annex D attached hereto, and will file such opinion in an exhibits-only amendment on the date of effectiveness.

Exhibit 5.6

21.
Refer to page 1. In the second to last paragraph you refer to Exhibit A. We could not locate Exhibit A. please provide or revise.

        The Company has obtained a revised opinion from von Briesen & Roper, S.C. deleting the reference to Exhibit A.

22.
Please revise to either omit the next-to-last paragraph or refile the opinion dated the date of effectiveness.

        The Company has obtained a revised opinion from von Briesen & Roper, S.C. deleting the limitation on the effectiveness of the opinion.

23.
Revise the final paragraph to clarify that anyone can rely upon your opinion.

        The Company has obtained a revised opinion from von Briesen & Roper, S.C. deleting the limitation of reliance on the opinion.

April 18, 2005

 LATHAM & WATKINS LLP

Exhibit 5.7

24.
Refer to the first paragraph. In (iii), please revise the year due on the 2011 Notes to "2011."

        The Company has obtained a revised opinion from Quarles & Brady Streich Lang LLP revising the referenced date to "2011" as requested.

25.
Either delete the final paragraph on page 2 or refile the opinion dated the date of effectiveness.

        The Company has obtained a revised opinion from Quarles & Brady Streich Lang LLP deleting the final paragraph on page 2 of the opinion.

Other

26.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

        The Company will continue to update financial statements in conformity with Rule 3-12 of Regulation S-X.

27.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

        The Company retains manually signed consents on file for the requisite five years in conformity with Rule 402 of Regulation C. The Company has included currently dated accountant's consents with the amended filing.

28.
Refer to the audited financial statements for AMC Entertainment, pages F-56 through F-122. We note that, when a change has been made in the financial statements, the financial statements as a whole are underlined. In future amendments, please underline or mark only the actual changes made to the financial statements. Alternatively, please also supplementally describe the nature and location of each changed item to facilitate the staff's review.

        The Company respectfully notes the comment and will mark actual changes only in future amendments.

FORM 10-Q for the quarterly period ended December 30, 2004
General

29.
The following comments are also applicable to the December 31, 2004 unaudited interim financial statements included in the Registration Statement on Form S-2.

        The Company respectfully notes the comment and has made the requested changes as applicable.

Note 1 - Basis of Presentation, page 8

30.
Refer to your response to prior comment 32. We understand, from your response, that you initially considered Holdings to be the accounting acquirer. Therefore, the assets and liabilities of AMCE were required to be recorded at fair value in the financial statements of Holdings. However, since AMCE had outstanding public debt, you concluded that push down accounting would not be required in the

April 18, 2005

 LATHAM & WATKINS LLP

  ongoing financial statements of AMCE, as discussed in the Interpretive Response to Question 2 of SAB Topic 5-J. Please confirm our understanding, supplementally.

        The Company confirms that it initially concluded that because AMCE had outstanding public debt, push down accounting would not be required in the ongoing financial statements of AMCE as discussed in the Interpretive Response to Question 2 of SAB Topic 5-J.

31.
Subsequent to December 30, 2004 you determined that Marquee Inc. was a "substantive" transitory Newco and the acquirer of AMCE. As a result you concluded that the assets and liabilities of AMCE should be reported at fair value. If our understanding is correct, please further explain your analysis and why you reached this determination. Your explanation should be significantly more detailed and specific than the discussion provided in your last response.

        The basis in GAAP for determining whether a Newco (i.e., in this case, Marquee Inc.) is an accounting acquirer is contained in SFAS No. 141, Business Combinations ("SFAS 41"), paragraph 9, where it states that a business combination occurs when an entity, including a new entity formed to complete a business combination, acquires net assets that constitute a business and obtains control over that entity. Marquee Inc. qualifies as a new entity formed to complete the business combination, inasmuch that in advance of its merger with AMCE, Marquee Inc. obtained debt financing, identified, negotiated and signed agreements with the merger target (i.e., AMCE) and in the course of doing so took on attributes of accounting substance as a new entity that is a party to a business combination. After concluding that Marquee, Inc. and AMCE were parties to a business combination, it became necessary to determine which entity was the accounting acquirer. In that regard, the Company evaluated the criteria in SFAS 141, paragraphs 16 and 17 and determined that Marquee, Inc. would be considered the accounting acquirer.

        As further background, the Company had understood the SEC would not view a statutory merger and a transitory Newco as substantive provided that a transitory Newco: i) was newly formed; ii) was used solely as a means for the new investor to make its investment in the Company; iii) was merged with and into the Company; and iv) had no other operations.

        However, until February 14, 2005, the Company was unaware of the SEC staff's view of the impact of borrowings by transitory Newcos. The Company now understands, based on discussions with its independent registered public accountants, a borrowing by a transitory Newco results in that Newco being viewed as substantive since it no longer simply just holds the cash of the new investors.

        When Marquee Inc. was originally formed on July 16, 2004, it lacked substance. However, as a result of issuing $455 million of debt to finance the Merger, and the entering into of other agreements with AMCE applicable to that debt, on August 18, 2004, Marquee Inc. could no longer be viewed as non-substantive. As a result, when Marquee Inc. merged with and into AMCE on December 23, 2004, the Company could no longer view that statutory merger as a non-substantive accounting event.

        From an accounting perspective, since the statutory merger and transitory Newco could no longer be viewed as a non-substantive accounting event, the Company could no longer account for the transaction as a recapitalization with no change from historical cost basis. Accordingly, the Company believes, and its independent registered public accountants agree, that the transaction should be accounted for as a business combination following the guidance of SFAS No 141. The Company also considered whether the transaction was within the scope of EITF 88-16, Basis in Leveraged Buyout Transactions, and concluded that the transaction was not within the scope of EITF 88-16 because it was not highly leveraged. As a result, Marquee Inc. was viewed as the acquirer and the Company has applied purchase accounting in accordance with SFAS 141 in its financial statements.

32.
We also note your separate correspondence letter to us dated March 16, 2005 which includes Annex A, "Supplement to SEC Comment #32 - Transitory Guidance." Please tell us the date upon which the staff was "recently" asked to comment on the fact pattern presented in the no-name inquiry and identify the company or individual firm that submitted the request. In addition, please indicate the name, position and office of the SEC staff member who responded to the inquiry. Finally, please provide a comparison of your fact pattern with the fact pattern described in the supplement to your letter. Explain, in detail, how each of your events and circumstances resembles or differs from the

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 LATHAM & WATKINS LLP

  specific events and circumstances described in Annex A. We may have further comments upon review of your response.

        The Company does not know all of the details upon which the staff was "recently' asked to comment on the fact pattern presented in the no-name inquiry, but it understands that the e-mail communication was in April 2000 from Eric Casey, then a PAF in the OCA, to representatives of various accounting firms. As described in the Company's response to Comment 31, the Company believes that a transitory Newco is only afforded special treatment under SFAS No. 141 to the extent that it lacks accounting substance. The Company believes that AMCE resembles Company A in the letter referred to above. The letter refers to a leveraged recapitalization where Financial Investor acquires 90% of Company A. The Company believes the Financial Investor resembles Marquee Inc. in the Company's situation. Marquee Inc. acquired 100% of AMCE and in the letter the Financial Investor acquired 90% of Company A. Marquee Inc.'s acquisition of AMCE was considered a business combination with a full step up in basis because the transaction was not "highly leveraged". The Company believes that Marquee Inc. resembles the Mergerco referred to in the letter and that Marquee Inc. functioned in essentially the same way as the Mergerco in the letter. Mergerco and Company A merge with Company A being the surviving Company. Marquee Inc. and AMCE merged with AMCE being the surviving Company. The cash in Mergerco was used to buy out certain shareholders in Company A. The restricted cash in Marquee Inc. was used to buy out certain shareholders in AMCE. Marquee Inc. was a substantive transitory Newco that was merged into AMCE.

        As a result, the Company has determined and its Independent Registered Public Accounting Firm has agreed that Marquee Inc. was a party to a substantive business combination and it is the entity that has been identified as the accounting acquirer of AMCE under SFAS No. 141.

33.
As a related matter, we note the staff's cautionary remarks regarding the fact that no conclusion has been expressed on this particular question since the situation had not actually been encountered in a live registrant fact pattern. Have you consulted with the staff about your specific fact pattern as their comments appear to suggest?

        The Company has not consulted with the Staff about the Company's specific fact pattern. The Company has discussed the issue with its Independent Registered Public Accounting Firm and they have agreed with the Company's conclusions that Marquee Inc. is the accounting acquirer under SFAS No. 141 Business Combinations because it had substance at the time of the Merger.

Note 2 - Acquisitions, page 9

34.
We have reviewed your response to prior comment 36. Please supplementally describe the significant terms of the program. Specifically, we note that you award items such as free movie passes or free concession items based on established levels of ticket purchases. You state that you record the estimated incremental cost of providing free concession items for awards when the awards are earned. Does your statement apply to the costs associated with free movie passes and any other applicable award items, as well? If it does not, supplementally explain how the costs of other awards are estimated and recorded. In addition, as awards are based upon the volume of ticket purchases, supplementally explain when and how you determine the date or dates upon which awards are "earned" for purposes of recording

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  the liability. Finally, we assume that not all awards are ever utilized. Are there time limits on the use of these awards? When and how is the related liability account reduced in these circumstances?

        The Company's moviegoer loyalty program Moviewatcher rewards the Company's patrons that participate in the program by awarding items such as free movie passes or free concession items based on established levels of ticket purchases. All rewards are valid only through the expiration date printed on the Moviewatcher Point Receipt received at the time of ticket transaction. Moviewatcher points will be forfeited immediately upon inactivity of 24 months. AMC Theatres reserves the right to change or discontinue the Moviewatcher program at any time without liability to any member. The Company has included excerpts from its Moviewatcher website www.moviewatcher.com as Annex E that describe the significant terms of the Moviewatcher program. The Company's participating patrons earn 2 points for every movie ticket purchased and are awarded a Moviewatcher "freebie" for every 10 points earned upon purchase of the 5th ticket. At every 100 point milestone the Company's participating patrons receive a bonus "Night at the Movies". The Company's Moviewatcher rewards schedule is as follows:

10 points earned= award of free small popcorn
20 points earned= award of free small soft drink
30 points earned= award of free movie ticket or a free large soft drink & a free large popcorn
40 points earned= award of free small popcorn
50 points earned= award of free small soft drink
60 points earned= award of free movie ticket or a free large soft drink & a free large popcorn
70 points earned= award of free small popcorn
80 points earned= award of free small soft drink
90 points earned= award of free movie ticket or a free large soft drink & a free large popcorn
100 points earned= award of free movie ticket, free small popcorn and free small drink

        The Company follows the guidance in EITF 00-22 Accounting for Points and Certain Other Time-based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future. The Company does not incur film exhibition costs with respect to free movie tickets. The Company records the estimated incremental cost of providing free concession items for awards when the awards are earned. The Company has estimated the cost of the awards at each point level and has estimated that 55% of its Moviewatchers elect to receive the large popcorn and large drink (Combo #1) at the 30, 60 and 90 point intervals while 45% elect to receive a free ticket. The Company computes a liability for earned but unissued awards at a mid-point level for members that have been active in the last 24 months. The Company additionally estimates a liability for awards issued but not redeemed based on the expiration period for the concession voucher from the time it is issued to the customer at the Company's point of sale system.

35.
We note that you consider the costs associated with these programs to be insignificant. Please supplementally quantify the liability assumed by the acquirer. In addition, please provide us with a schedule of activity for that liability account during fiscal 2004 and fiscal 2005, to date.

        The Company estimated the liability assumed by the acquirer to be approximately $114,000 on December 23, 2004. The Company has provided a schedule of activity for the liability account during fiscal 2004 and fiscal 2005 in Annex F. The Company notes its response dated May 7, 2004 to Question #38 issued in connection with a review of the Company's Registration Statement on Form S-4 (Registration No. 333-113911 as amended).

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 LATHAM & WATKINS LLP

Question 38. "Tell us how you account for your moviegoer loyalty program."

Response.      "The Company records the estimated incremental cost of providing free concession items for awards under its Moviewatcher moviegoer loyalty program when the awards are redeemed. The Company has determined that the liability for the cost of providing free concession items for earned awards under its Moviewatcher moviegoer loyalty program in fiscal years 2003, 2002 and 2001 is not material."

36.
Consideration should be given to disclosing that allocation of the purchase price for the Moviewatcher Customer Loyalty Program is considered to be a `customer relationship' intangible asset. Further, we are unclear as to how you can attribute that a useful life of eight years is appropriate, given the nature of the movie industry and a customer base that is not contractually obligated to continue to participate. It would appear that a shorter useful life of, for example, three to five years, would be more reasonable. Please revise or supplementally provide us with details of the Moviewatcher program, including date of implementation, number of member customers and average length of membership.

        The Company will disclose that the allocation of the purchase price for the Moviewatcher Customer Loyalty Program is considered to be a "customer relationship' intangible asset.

        In determining the useful life of this intangible asset, the Company utilized information tracking the behavior pattern of the customers participating in this program. The data suggests that the Moviewatcher customers exhibit a higher frequency of trips to the theater and many of the members remain active within the program for extended periods. The membership data was utilized in developing an attrition/retention rate used in the valuation analysis. The analysis indicates that an active base of members contribute incremental cash flow to the business over a period of at least 8 years. However, it should be noted that over 2/3rds of the cash flow generated from this asset is derived in the first 5 years.

        In accordance with the guidelines of SFAS 141 and SFAS 142, the amortization of the fair value of this asset will follow the consumption pattern. In paragraph 12 of SFAS 142, the guidelines provide that "the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up." Accordingly, the Company has calculated the consumption pattern of this asset by comparing the undiscounted cash flows for each year with the sum of the undiscounted cash flows generated by this asset to develop the ratio of the fair value of the asset that would be amortized during that period. The Company has revised its pro forma adjustments on page 37 and Note 2 on F-21 related to amortization of this asset to reflect amortization based on the expected consumption of economic benefits.

FORM S-4
General

37.
Please amend this Registration Statement on Form S-4 to reflect comments issued on your Registration Statement on Form S-2.

        The Company has amended the Registration Statement of Form S-2 to reflect the foregoing comments issued to the Registration Statement on Form S-4, as applicable.

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38.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

        The Company will continue to update financial statements in conformity with Rule 3-12 of S-X.

39.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

        The Company retains manually signed consents on file for the requisite five years in conformity with Rule 402 of Regulation C. The Company has included currently dated accountant's consents with the amended filing.

Signatures, page II-14

40.
We note your response to prior comment 24. Please revise to reflect that the controller or principal accounting officer of AMC Entertainment Inc. has signed the registration statement, individually, in that capacity. Accordingly, please revise the signatures for the guarantor subsidiaries.

        The Company has revised the disclosure on page II-14 to reflect that Craig R. Ramsey, the Chief Financial Officer and Chris A. Cox, Vice President and Chief Accounting Officer have signed the Registration Statement. The signatures for the guarantor subsidiaries have been similarly revised.

* * *

        We appreciate your review of this information,. If you have any questions or comments, please feel free to contact me at (212) 906-1818. Thank you very much for your consideration in this matter.

Sincerely,
/s/ MONICA K. THURMOND
Monica K. Thurmond of LATHAM & WATKINS LLP
cc:	Craig R. Ramsey Chris A. Cox Kevin M. Connor Mike Haines Gregory Ezring

April 18, 2005

 LATHAM & WATKINS LLP

ANNEX A

Form of Opinion of Latham & Watkins LLP

                        , 2005

AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

    Re:
    Registration Statement on Form S-2 relating to $250,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2012, $205,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010, $212,811,000 Aggregate Principal Amount of 9 1/2% Senior Subordinated Notes due 2011, $175,000,000 Aggregate Principal Amount of 9 7/8% Senior Subordinated Notes due 2012 and $300,000,000 Aggregate Principal Amount of Senior Subordinated Notes due 2014

Ladies and Gentlemen:

        In connection with the Registration Statement on Form S-2 filed with the Securities and Exchange Commission (the "Commission") on January 28, 2005 (as amended, the "Registration Statement") by AMC Entertainment Inc. (the "Company for the purpose of providing "market-making" prospectuses for the Company's outstanding (i) $250,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2012 (the ("Fixed Rate Notes"), (ii) $205,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010 (the "Floating Rate Notes"), (iii) $212,811,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2011 (the "2011 Notes"), (iv) $175,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2012 (the "2012 Notes") and (v) $300,000,000 aggregate principal amount of Senior Subordinated Notes due 2014 (the "2014 Notes" and, together with the Fixed Rate Notes, the Floating Rate Notes, the 2011 Notes and the 2012 Notes, the "Notes") and the guarantees of the Notes (the "Guarantees") by each of the entities listed on Schedule I hereto (the "Delaware Guarantors"), the entity listed on Schedule II hereto (the "Illinois Guarantor"), the entity listed on Schedule III hereto (the "D.C. Guarantor") and each of the entities listed on Schedule IV hereto (the "Foreign Guarantors" and, together with the Delaware Guarantors, the Illinois Guarantor and the D.C. Guarantor, the "Subsidiary Guarantors") under the Securities Act of 1933, as amended (the "Act"), you have requested our opinion with respect to the matters set forth below. The Fixed Rate Notes, the Floating Rate Notes and the related Guarantees will be issued pursuant to two indentures, each dated as of August 18, 2004, each as supplemented by a First Supplemental Indenture, dated December 23, 2004 (the "Fixed Rate Notes Indenture" and the "Floating Rate Notes Indenture"), by and among the Company, as successor by merger to Marquee Inc. (the "Issuer"), the Guarantors and HSBC Bank USA, National Association, as trustee (the "Trustee"). The 2011 Notes and related Guarantees were issued pursuant to an Indenture dated as of January 27, 1999, between the Company and the Bank of New York, as trustee, as supplemented by the First Supplemental Indenture, dated as of March 29, 2002, between the Company and the Trustee, as successor to the Bank of New York and the Second Supplemental Indenture, dated as of December 23, 2004, among the Company, the Trustee and the Guarantors named therein (the "2011 Indenture"). The 2012 Notes and related Guarantees were issued to an Indenture dated as of January 16, 2002,

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between the Company and the Trustee, as supplemented by the First Supplemental Indenture, dated December 23, 2004, among the Company, the Trustee and the Guarantors named therein (the "2012 Indenture"). The 2014 Notes and related Guarantees were issued pursuant to an Indenture dated as of February 24, 2004 between the Company and the Trustee, as supplemented by the First Supplemental Indenture dated December 23, 2004 among the Company, the Trustee and the Guarantors Named therein (the "2014 Indenture" and, together with the Fixed Rate Notes Indenture, the Floating Rate Notes Indenture, the 2011 Indenture and the 2012 Indenture, the "Indentures").

        In our capacity as your counsel in connection with the filing of the Registration Statement, we are familiar with the proceedings taken by the Company and the Subsidiary Guarantors in connection with the authorization and issuance of the Notes and the Guarantees, respectively. In addition, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and instruments, as we have deemed necessary or appropriate for purposes of this opinion. We have examined, along with other documents, the following:

  (a)
  the Indentures;

  (b)
  the Forms of Notes;

  (c)
  the Forms of Guarantees; and

  (d)
  the Registration Statement.

        The documents described in paragraphs (a) through (c) above are referred to herein collectively as the "Transaction Documents."

        We are opining herein as to the effect on the subject transaction only of the federal laws of the United States, the internal laws of the District of Columbia ("D.C.") and the States of New York and Illinois and the General Corporation Law of the State of Delaware and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, Illinois or D.C., any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.

        Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

        Subject to the foregoing and the other matters set forth herein, it is our opinion that as of the date hereof:

        1.     The Notes have been duly authorized by all necessary corporate action of the Company and, assuming the execution and delivery by the proper officers of the Company, constitute legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

        2.     The Guarantees of each of the Delaware Guarantors, the Illinois Guarantor and the D.C. Guarantor have been duly authorized by all necessary corporate action of the respective Delaware Guarantor, Illinois Guarantor or D.C. Guarantor and constitute the legally valid and binding obligation of each Subsidiary Guarantor, enforceable against each Subsidiary Guarantor in accordance with their terms.

        The opinions rendered above relating to the enforceability of the Notes and the Guarantees are subject to the following exceptions, limitations and qualifications: (i) the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or

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 LATHAM & WATKINS LLP

affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or law, and the discretion of the court before which any proceeding therefor may be brought; (iii) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; (iv) we express no opinion concerning the enforceability of the waiver of rights or defenses contained in Section 6.12 of the Indentures; and (v) the unenforceability of any provision requiring the payment of attorneys' fees, where such payment is contrary to law or public policy.

        We have not been requested to express, and with your knowledge and consent do not render, any opinion as to the applicability to the obligations of the Company under the Indentures and the Notes or the Subsidiary Guarantors under the Indentures or the Guarantees of Section 548 of the United States Bankruptcy Code or applicable state law (including, without limitation, Article 10 of the New York Debtor and Creditor Law) relating to fraudulent transfers and obligations.

        With your consent, to the extent that the obligations of the Foreign Guarantors under the Transaction Documents may be dependent upon such matters, we rely upon the opinions of Holland & Knight LLP, Nutter, McClennen & Fish, LLP, Lathrop & Gage, L.C., von Breisen & Roper, S.C. and Quarles & Brady Streich Lang LLP as to the due organization, valid existence and good standing of each of the Foreign Guarantors, each of which has been attached as an exhibit to the Registration Statement.

        With your consent, to the extent that the obligations of the Company and the Subsidiary Guarantors under the Transaction Documents may be dependent upon such matters, we have assumed for purposes of this letter that: (i) each of the parties to the Transaction Documents other than the Company and the Subsidiary Guarantors is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) each of the parties to the Transaction Documents other than the Company and the Delaware Guarantors, the Illinois Guarantor and the D.C. Guarantor (a) has the requisite organizational and legal power and authority to execute, deliver and perform its obligations under the Transaction Document, (b) has duly authorized, executed and delivered the Transaction Document, and (c) has complied with and will comply with all of its obligations under the Transaction Documents and laws applicable thereto; (iii) with respect to each of the parties to the Transaction Documents other than the Company, the Delaware Guarantors, the Illinois Guarantor and the D.C. Guarantor, the Transaction Document constitutes its legally valid and binding agreement, enforceable against it in accordance with its terms; and (iii) the Trustee is in compliance, generally and with respect to acting as Trustee under the Indentures, with all applicable laws and regulations.

        We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading "Legal Matters" in the prospectus contained therein.

Very truly yours,
DRAFT

April 18, 2005

 LATHAM & WATKINS LLP

Schedule I

Delaware Guarantors

AMC Entertainment International, Inc., a Delaware corporation
AMC-GCT, Inc., a Delaware corporation
AMC Realty, Inc., a Delaware corporation
Centertainment Inc., a Delaware corporation
National Cinema Network, Inc., a Delaware corporation

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Schedule II

Illinois Guarantor

Premium Cinema of Yorktown, Inc., an Illinois corporation

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Schedule III

D.C. Guarantor

Club Cinema of Mazza, Inc., a District of Columbia corporation

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Schedule IV

Foreign Guarantors

AMC Card Processing Services, Inc., an Arizona corporation
American Multi-Cinema, Inc., a Missouri corporation
American Multi-Cinema of Florida, Inc., a Florida corporation
GCT Pacific Beverage Services, Inc., a Washington corporation
Premium Theater of Framingham, Inc., a Massachusetts corporation
Premium Theatre of Mayfair, Inc., a Wisconsin corporation

April 18, 2005

 LATHAM & WATKINS LLP

ANNEX B

Form of Opinion of Holland & Knight LLP

                        , 2005

AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

    Re:
    Registration Statement on Form S-2;
    American Multi-Cinema of Florida, Inc.

Ladies and Gentlemen:

        In connection with the Registration Statement on Form S-2 filed on January 28, 2005, with the Securities and Exchange Commission (the "Registration Statement") by AMC Entertainment Inc. (the "Company") for the purpose of providing "market-making" prospectuses for the Company's outstanding (i) $250,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2012 (the ("Fixed Rate Notes"), (ii) $205,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010 (the "Floating Rate Notes"), (iii) $212,811,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2011 (the "2011 Notes"), (iv) $175,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2012 (the "2012 Notes"), and (v) $300,000,000 aggregate principal amount of Senior Subordinated Notes due 2014 (the "2014 Notes") and the related guarantees by American Multi-Cinema of Florida, Inc., a Florida corporation ("AMC Florida"), and certain other subsidiaries of the Company, you have requested our opinion with respect to the matters set forth below.

        In rendering this opinion, we have examined and are relying upon copies of the following instruments and documents:

        1.     Indenture, dated as of August 18, 2004, between Marquee Inc., a Delaware corporation (the "Issuer"), and HSBC Bank USA, National Association, as trustee (the "Trustee"), relating to the Fixed Rate Notes and the First Supplemental Indenture dated as of December 23, 2004, among AMC Florida, the Subsidiaries, the Company, and the Trustee;

        2.     Indenture, dated as of August 18, 2004, between the Issuer and the Trustee, relating to the Floating Rate Notes and the First Supplemental Indenture dated as of December 23, 2004, among AMC Florida, the Subsidiaries, the Company, and the Trustee;

        3.     Indenture, dated as of January 27, 1999, between the Company and the Trustee, as successor trustee to The Bank of New York, relating to the 2011 Notes, together with the First Supplemental Indenture, dated as of March 29, 2002, between the Company and the Trustee, and the Second Supplemental Indenture, dated as of December 23, 2004, among AMC Florida, American Multi-Cinema, Inc., AMC Realty, Inc., AMC Entertainment International, Inc., National Cinema Network, Inc., AMC-GCT, Inc., Centertainment, Inc. Premium Theater of Mayfair, Inc., Premium Cinema of Yorktown, Inc., Club Cinema of Mazza, Inc., Premium Theater of Framingham, Inc., GCT Pacific Beverage Services, Inc., and AMC Card Processing Services, Inc. (collectively, the "Subsidiaries"), the Company, and the Trustee;

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        4.     Indenture, dated as of January 16, 2002, between the Company and the Trustee, related to the 2012 Notes, and the First Supplemental Indenture, dated as of December 23, 2004, among AMC Florida, the Subsidiaries, the Company, and the Trustee;

        5.     Indenture, dated as of February 24, 2004, between the Company and the Trustee, related to the 2014 Notes, and the First Supplemental Indenture, dated as of December 23, 2004, among AMC Florida, the Subsidiaries, the Company, and the Trustee;

        6.     Subsidiary Guarantee, dated as of December 23, 2004, of AMC Florida related to the Fixed Rate Notes (the "Fixed Rate Note Guarantee");

        7.     Subsidiary Guarantee, dated as of December 23, 2004, of AMC Florida related to the Floating Rate Notes (the "Floating Rate Note Guarantee");

        8.     Subsidiary Guarantee dated as of December 23, 2004 of AMC Florida of the 2011 Notes (the "2011 Guarantee");

        9.     Subsidiary Guarantee dated as of December 23, 2004 of AMC Florida of the 2012 Notes (the "2012 Guarantee");

        10.   Subsidiary Guarantee dated as of December 23, 2004 of AMC Florida of the 2014 Notes (the "2014 Guarantee," and together with the Fixed Rate Note Guarantee, the Floating Rate Note Guarantee, the 2011 Guarantee, and the 2012 Guarantee, the "Guarantees");

        11.   The Articles of Incorporation of AMC Florida, as certified by the Florida Secretary of State on December 14, 2004;

        12.   A Certificate of Status issued by the Florida Secretary of State on                        , 2005, with respect to the status of AMC Florida in Florida;

        13.   The Bylaws of AMC Florida, as certified by the Secretary of AMC Florida on December 23, 2004;

        14.   Resolutions of the board of directors of AMC Florida, as certified by the Secretary of AMC Florida on December 23, 2004;

        15.   A Certificate of Officer of AMC Florida, dated December 23, 2004 (the "December Officer's Certificate"); and

        16.   A Certificate of Officer of AMC Florida, dated as of                        , 2005 (together with the December Officer's Certificate, the "Officer's Certificates").

        The documents listed in 1 through 10 above are referred to herein as the "Opinion Documents."

        With respect to factual matters underlying the opinions expressed below, we have examined and are relying upon and have assumed the completeness and accuracy of certificates of public officials and the Officer's Certificates and the representations and warranties of the parties made in the Opinion Documents. We have made no inquiry of AMC Florida or investigation of the books, records, files, or other business papers of AMC Florida, and we have made no independent investigation in any court, agency, governmental office, or elsewhere with respect to factual matters.

        In rendering the following opinion, we have assumed, with your consent and without independent investigation, that: (a) each document submitted to us for review is authentic, accurate, and complete, each such document that is a copy conforms to an authentic original, and all signatures on each such

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document are genuine; and (b) each certificate issued by a governmental official, office, or agency concerning an entity's status, including but not limited to certificates of corporate status, is accurate, complete, and authentic.

        This opinion is based, as to matters of law, solely on the laws of the State of Florida. We express no opinion relating to: (a) the laws or regulations of any jurisdiction other than the State of Florida (including but not limited to the federal laws of the United States); (b) the legality, validity, or enforceability of the Opinion Documents; (c) the creation, perfection, priority, or constructive notice of any security interest or lien; (d) the existence of any liens, charges, or encumbrances; (e) rights in or title to any property; (f) any insolvency or fraudulent transfer laws; (g) any securities or Blue Sky laws or regulations; (h) any tax laws or regulations; (i) any usury laws; or (j) compliance with any fiduciary duties.

        This opinion is rendered as of the date hereof, and we express no opinion as to any event, fact, circumstance, or development subsequent to the date of this opinion. We undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth in this opinion that may result from any change of law or fact that may arise after the date of this opinion. Our opinion is limited to the matters stated herein, and no opinion is to be implied or inferred beyond the matters stated herein.

        Based upon and subject to the foregoing, it is our opinion that:

        1.     AMC Florida is a corporation organized and existing under the laws of the State of Florida, and its status in Florida is active.

        2.     AMC Florida has taken all necessary corporate actions to authorize the execution, delivery, and performance of the Guarantees.

        We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading "Legal Matters" in the prospectus contained therein.

Very truly yours,
HOLLAND & KNIGHT LLP

April 18, 2005

 LATHAM & WATKINS LLP

ANNEX C

Form of Opinion of Holland & Knight LLP

                        , 2005

AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

    Re:
    Registration Statement on Form S-2;
    GCT Pacific Beverage Services, Inc.

Ladies and Gentlemen:

        In connection with the Registration Statement on Form S-2 filed on January 28, 2005, with the Securities and Exchange Commission (the "Registration Statement") by AMC Entertainment Inc. (the "Company") for the purpose of providing "market-making" prospectuses for the Company's outstanding (i) $250,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2012 (the ("Fixed Rate Notes"), (ii) $205,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010 (the "Floating Rate Notes"), (iii) $212,811,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2012 (the "2011 Notes"), (iv) $175,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2012 (the "2012 Notes"), and (v) $300,000,000 aggregate principal amount of Senior Subordinated Notes due 2014 (the "2014 Notes") and the related guarantees by GCT Pacific Beverage Services, Inc. a Washington corporation ("GCT"), and certain other subsidiaries of the Company, you have requested our opinion with respect to the matters set forth below.

        In rendering this opinion, we have examined and are relying upon copies of the following instruments and documents:

        1.     Indenture, dated as of August 18, 2004, between Marquee Inc., a Delaware corporation (the "Issuer"), and HSBC Bank USA, National Association, as trustee (the "Trustee"), relating to the Fixed Rate Notes and the First Supplemental Indenture dated as of December 23, 2004, among GCT, the Subsidiaries, the Company, and the Trustee;

        2.     Indenture, dated as of August 18, 2004, between the Issuer and the Trustee, relating to the Floating Rate Notes and the First Supplemental Indenture dated as of December 23, 2004, among GCT, the Subsidiaries, the Company, and the Trustee;

        3.     Indenture, dated as of January 27, 1999, between the Company and the Trustee, as successor trustee to The Bank of New York, relating to the 2011 Notes, together with the First Supplemental Indenture, dated as of March 29, 2002, between the Company and the Trustee, and the Second Supplemental Indenture, dated as of December 23, 2004, among GCT, American Multi-Cinema, Inc., AMC Realty, Inc., AMC Entertainment International, Inc., National Cinema Network, Inc., AMC-GCT, Inc., Centertainment, Inc. Premium Theater of Mayfair, Inc., Premium Cinema of Yorktown, Inc., Club Cinema of Mazza, Inc., Premium Theater of Framingham, Inc., GCT Pacific Beverage Services, Inc., and AMC Card Processing Services, Inc. (collectively, the "Subsidiaries"), the Company, and the Trustee;

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        4.     Indenture, dated as of January 16, 2002, between the Company and the Trustee, related to the 2012 Notes, and the First Supplemental Indenture, dated as of December 23, 2004, among GCT, the Subsidiaries, the Company, and the Trustee;

        5.     Indenture, dated as of February 24, 2004, between the Company and the Trustee, related to the 2014 Notes, and the First Supplemental Indenture, dated as of December 23, 2004, among GCT, the Subsidiaries, the Company, and the Trustee;

        6.     Subsidiary Guarantee, dated as of December 23, 2004, of GCT related to the Fixed Rate Notes (the "Fixed Rate Note Guarantee");

        7.     Subsidiary Guarantee, dated as of December 23, 2004, of GCT related to the Floating Rate Notes (the "Floating Rate Note Guarantee");

        8.     Subsidiary Guarantee dated as of December 23, 2004 of GCT of the 2011 Notes (the "2011 Guarantee");

        9.     Subsidiary Guarantee dated as of December 23, 2004 of GCT of the 2012 Notes (the "2012 Guarantee");

        10.   Subsidiary Guarantee dated as of December 23, 2004 of GCT of the 2014 Notes (the "2014 Guarantee," and together with the Fixed Rate Note Guarantee, the Floating Rate Note Guarantee, the 2011 Guarantee, and the 2012 Guarantee, the "Guarantees");

        11.   the Articles of Incorporation of GCT, as certified by the Washington Secretary of State on December 17, 2004;

        12.   a Certificate of Existence/Authorization issued by the Washington Secretary of State on                        , 2005, with respect to the status of GCT in Washington;

        13.   the Bylaws of GCT, as certified by the Secretary of GCT on December 23, 2004;

        14.   resolutions of the board of directors of GCT, as certified by the Secretary of GCT on December 23, 2004;

        15.   a Certificate of Officer of GCT, dated December 23, 2004 (the "December Officer's Certificate"); and

        16.   a Certificate of Officer of GCT, dated as of                        , 2005 (together with the December Officer's Certificate, the "Officer's Certificates").

        The documents listed in 1 through 10 above are referred to herein as the "Opinion Documents."

        With respect to factual matters underlying the opinions expressed below, we have examined and are relying upon and have assumed the completeness and accuracy of certificates of public officials and the Officer's Certificates and the representations and warranties of the parties made in the Opinion Documents. We have made no inquiry of GCT or investigation of the books, records, files, or other business papers of GCT, and we have made no independent investigation in any court, agency, governmental office, or elsewhere with respect to factual matters.

        In rendering the following opinion, we have assumed, with your consent and without independent investigation, that: (a) each document submitted to us for review is authentic, accurate, and complete, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; and (b) each certificate issued by a governmental official, office, or agency

April 18, 2005

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concerning an entity's status, including but not limited to certificates of corporate status, is accurate, complete, and authentic.

        This opinion is based, as to matters of law, solely on the laws of the State of Washington. We express no opinion relating to: (a) the laws or regulations of any jurisdiction other than the State of Washington (including but not limited to the federal laws of the United States); (b) the legality, validity, or enforceability of the Opinion Documents; (c) the creation, perfection, priority, or constructive notice of any security interest or lien; (d) the existence of any liens, charges, or encumbrances; (e) rights in or title to any property; (f) any insolvency or fraudulent transfer laws; (g) any securities or Blue Sky laws or regulations; (h) any tax laws or regulations; (i) any usury laws; or (j) compliance with any fiduciary duties.

        This opinion is rendered as of the date hereof, and we express no opinion as to any event, fact, circumstance, or development subsequent to the date of this opinion. We undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth in this opinion that may result from any change of law or fact that may arise after the date of this opinion. Our opinion is limited to the matters stated herein, and no opinion is to be implied or inferred beyond the matters stated herein.

        Based upon and subject to the foregoing, it is our opinion that:

  1.
  GCT is a corporation organized and existing under the laws of the State of Washington, and its status in Washington is active.

  2.
  GCT has taken all necessary corporate actions to authorize the execution, delivery, and performance of the Guarantees.

        We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading "Legal Matters" in the prospectus contained therein.

Very truly yours,
HOLLAND & KNIGHT LLP

April 18, 2005

 LATHAM & WATKINS LLP

ANNEX D

Form of Opinion of Lathrop & Gage L.C.

WALLACE E. BROCKHOFF (816) 460-5825 EMAIL: WBROCKHOFF@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	2345 GRAND BOULEVARD SUITE 2800 KANSAS CITY, MISSOURI 64108-2684 (816) 292-2000, FAX (816) 292-2001

                        , 2005

AMC Entertainment Inc.
920 Main
Kansas City, Missouri 64105

    Re:
    AMC Entertainment Inc. (the "Company")
     Market Maker Prospectus on Form S-2

Ladies and Gentlemen:

        We have acted as special Missouri counsel to American Multi-Cinema, Inc., a Missouri corporation ("AMC"), in connection with the Company's Registration Statement and Prospectus on Form S-2 (the "Market Maker Prospectus") filed with respect to the Exchange Securities (as defined below) and the Existing Notes (as defined below). Unless otherwise defined in this opinion letter, all capitalized terms used herein shall have the meanings assigned to them in the Indentures.

        In rendering the opinions contained in this opinion letter, we have examined and relied upon such records, documents, instruments, certificates of public officials and certificates of officers of the Company and Guarantors, and questions of law, as we have deemed appropriate, including without limitation:

    A.
    Copies of that certain Supplemental Indenture and that certain Guarantee, each dated December 23, 2004 (collectively, the "Fixed Rate Note Guarantee"), given by AMC and the other Guarantors with respect to $250,000,000 aggregate principal amount of the Company's 8.625% Fixed Rate Notes due 2012 (the "Fixed Rate Notes") issued pursuant to an Indenture dated August 18, 2004 (the "Fixed Rate Note Indenture"), and (b) that certain Supplemental Indenture and that certain Guarantee, each dated December 23, 2004 (collectively, the "Senior Floating Rate Note Guarantee" and together with the Fixed Rate Note Guarantee, the "Guarantees"), given by AMC and the other Guarantors with respect to $205,000,000 aggregate principal amount of the Company's Senior Floating Rate Notes due 2010 (the "Senior Floating Rate Notes" and together with the Fixed Rate Notes, the "Notes") issued pursuant to an Indenture dated August 18, 2004 (the "Senior Floating Rate Note Indenture" and together with the Fixed Rate Note Indenture, the "Indentures").

    B.
    The Company's Registration Statement and Prospectus on Form S-4 filed by the Company with respect to its offer under the Registration Rights Agreement to exchange (x) new Fixed Rate Notes (the "Exchange Fixed Rate Notes") for the existing Fixed Rate Notes and (y) new Senior Floating Rate Notes (the "Exchange Senior Floating Rate Notes" and together with the Exchange Fixed Rate Notes, the "Exchange Securities") for the Senior Floating Rate Notes.

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    C.
    The Company's Registration Statement and Prospectus on Form S-2 filed with respect to the Exchange Securities and the Existing Notes (as defined below).

    D.
    Copies of the Guarantees.

    E.
    Copies of the Indentures with respect to the Existing Notes, to wit: (i) Indenture dated as of January 27, 1999 between the Company and The Bank of New York, as the initial trustee, pursuant to which the Company's 9 1/2% senior subordinated notes due 2011 were issued (as amended, supplemented or otherwise modified, the "2011 Indenture"); (ii) Indenture dated as of January 16, 2002 between the Company and HSBC Bank USA, as the initial trustee, pursuant to which the Company's 9 7/8% senior subordinated notes due 2012 were issued (as amended, supplemented or otherwise modified, the "2012 Indenture"); and (iii) Indenture dated as of February 24, 2004 between the Company and HSBC Bank USA, as the initial trustee, pursuant to which the Company's 8.0% senior subordinated notes due 2014 were issued (as amended, supplemented or otherwise modified, the "2014 Indenture" and collectively with the 2011 Indenture and the 2012 Indenture, the "Existing Note Indentures").

    F.
    Copies of a Supplemental Indenture and a Guarantee dated December 23, 2004 given by AMC and certain of the Company's Subsidiaries with respect to each of the 2011 Indenture, the 2012 Indenture and the 2014 Indenture (collectively, the "Existing Note Guarantees"), executed by AMC.

    G.
    Copies of the Indentures.

    H.
    Copy of the Purchase Agreement dated August 6, 2004 (the "Purchase Agreement") for the Fixed Rate Notes and the Senior Floating Rate Notes.

    I.
    Copy of a Guarantor Joinder Agreement dated this date with respect to the Purchase Agreement (the "Purchase Agreement Joinder").

    J.
    Copies of each of the Registration Rights Agreements dated August 18, 2004 (the "Registration Rights Agreements") for the Fixed Rate Notes and the Senior Floating Rate Notes.

    K.
    Copies of a Guarantor Joinder Agreement dated this date with respect to each Registration Rights Agreement (the "Registration Rights Agreement Joinders" and together with the Purchase Agreement Joinder, the "Joinders").

    L.
    Copies of the Articles of Incorporation and Bylaws of AMC, certified by its Secretary.

    M.
    Copies of resolutions adopted by AMC's Board of Directors approving the Guarantees and the Existing Note Guarantees, certified by its Secretary.

    N.
    Certificate of the Missouri Secretary of State with respect to AMC's good standing in such jurisdiction. Our opinion as to the good standing of AMC is based solely upon such certificate.

    O.
    Copies of the Company's 2004 Annual Report to Shareholders and all other documents filed by the Company with the Securities and Exchange Commission since April 1, 2004 (the "SEC Documents").

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    P.
    Certificates of officers of the Company and Guarantors, including the officer's certificate attached hereto as Exhibit A (the "Officers' Certificate").

        As to matters of fact, we have relied, to the extent we deem proper, upon the representations of the Company and the Guarantors set forth in the Purchase Agreement, and upon certificates of officers of the Company and the Guarantors, respectively, including the Officers' Certificate.

        We express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of Missouri.

        We have assumed due authorization, execution and delivery of the Exchange Securities, the Guarantees, the Existing Note Guarantees, the Joinders, the Indentures, the Notes and the other agreements and documents referred to in this opinion by, and the enforceability of the Exchange Securities, the Guarantees, the Existing Note Guarantees, the Joinders, the Indentures, the Notes and such other agreements and documents against, all parties thereto other than AMC. We have also assumed the correctness of all statements of fact contained in all agreements, certificates and other documents examined by us; the correctness of all statements of fact made in response to our inquiries by officers and other representatives of the Company and AMC and by public officials; the legal capacity of all natural persons; the genuineness of all signatures on all agreements and other documents examined by us; the authenticity of all documents submitted to us as originals; and the conformity to authentic original documents of all documents submitted to us as copies.

        Based upon, and subject to, the foregoing, we are of the opinion that:

          1.     AMC is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation. AMC has the corporate power and authority to own its properties and to carry on its business as now being and hereafter proposed to be conducted, as described in the SEC Documents.

          2.     AMC has the corporate power and authority and has taken all necessary corporate action to authorize it to execute, deliver and perform each Joinder in accordance with the terms thereof. Each Joinder has been duly executed and delivered by AMC.

          3.     AMC has the corporate power and authority and has taken all necessary corporate action to authorize it to execute, deliver and perform each Guarantee in accordance with the terms thereof. Each Guarantee has been duly executed and delivered by AMC.

          4.     The notations of the relevant Guarantee to be endorsed on the Exchange Securities have been duly authorized by all necessary corporate action of AMC.

          5.     There is no provision of AMC's articles of incorporation or bylaws that would be violated by AMC's execution, delivery and performance of the Joinders, the Guarantees and the Existing Note Guarantees. Neither the execution, delivery and performance by AMC of the Joinders, the Guarantees and the Existing Note Guarantees, nor the consummation by AMC of the transactions contemplated thereby: (i) violates any Missouri law or regulation (including any applicable order or decree known to us of any Missouri governmental authority); or (ii) requires the consent or approval of, or any filing or registration with, any Missouri governmental authority.

          6.     AMC has the corporate power and authority and has taken all necessary corporate action to authorize it to execute, deliver and perform each Existing Notes Guarantee in accordance with the terms thereof. Each Existing Notes Guarantee has been duly executed and delivered by AMC.

April 18, 2005

 LATHAM & WATKINS LLP

        The numbered opinions set forth above are subject to the following qualifications:

        (e)   With respect to the Guarantees and the Existing Note Guarantees, our opinions are subject to the effect of any laws or principles regarding conveyance of property or interests therein or incurrence of obligations that operate as a fraud on creditors or without whatever consideration is deemed necessary thereunder.

        (f)    AMC is a Missouri corporation. Section 351.385(7) of the Missouri Revised Statutes provides that a Missouri corporation "... shall have power ... [t]o make contracts and guarantees ...." However, Article 11, Section 7, of the Missouri Constitution specifies that, "No corporation shall issue stock, or bonds or other obligations for the payment of money, except for money paid, labor done or property actually received ...." Section 351.160(1) of the Missouri Revised Statutes contains identical language. Neither the quoted provision of Article 11, Section 7, of the Missouri Constitution nor the identical language in Section 351.160(1) of the Missouri Revised Statutes has been judicially interpreted with respect to its effect on guarantees by Missouri corporations. Article 11, Section 7 of the Missouri Constitution and Section 351.160(1) may, therefore, impose restrictions upon the corporate power of AMC to enter into and perform its obligations under the Guarantees and the Existing Notes Guarantees.

        This opinion letter is being furnished to the Company for its use in connection with the Market Maker Prospectus. We consent to your filing this opinion as an exhibit to the registration statement containing the Market Maker Prospectus and to the reference to our firm contained under the heading "Legal Matters" in the Market Maker Prospectus.

        The opinions set forth in this letter are effective as of the date hereof. We express no opinions other than as herein expressly set forth, and no expansion of our opinions may be made by implication or otherwise. We do not undertake to advise you of any matter within the scope of this letter which comes to our attention after the delivery of this letter, and we disclaim any responsibility to advise you of future changes in law or fact which may affect the above opinions.

Very truly yours,
LATHROP & GAGE L.C.

Attachment

April 18, 2005

 LATHAM & WATKINS LLP

Exhibit A
Officers' Certificate

AMERICAN MULTI-CINEMA, INC.
OFFICERS' CERTIFICATE

        This certificate is being given in connection with the AMC Entertainment Inc.'s Registration Statement and Prospectus on Form S-2 filed with respect to its existing notes, including without limitation (a) $250,000,000 aggregate principal amount of the Company's 8.625% Fixed Rate Notes due 2012 (the "Fixed Rate Notes") issued pursuant to an Indenture dated August 18, 2004 (the "Fixed Rate Note Indenture"), and (b) $205,000,000 aggregate principal amount of the Company's Senior Floating Rate Notes due 2010 (the "Senior Floating Rate Notes" and together with the Fixed Rate Notes, the "Notes") issued pursuant to an Indenture dated August 18, 2004 (the "Senior Floating Rate Note Indenture" and together with the Fixed Rate Note Indenture, the "Indentures"). All capitalized terms used herein shall have the meanings assigned to them in the Indentures unless otherwise defined herein.

        The Company has asked Lathrop & Gage L.C. to issue its opinion on certain matters in connection with the prospectus. This certificate is given to Lathrop & Gage L.C. to provide it with certain factual information needed by it to issue its opinion.

        The undersigned each hereby: (a) certifies that, as of the date hereof, he holds the offices listed below by his signature and is familiar with the matters referred to herein, and (b) further certifies, on behalf of the Company, AMC and the Guarantors, to Lathrop & Gage L.C. as follows:

        1.     To my knowledge, all representations and warranties made by the Company in the Purchase Agreement for the Fixed Rate Notes and the Senior Floating Rate Notes are true and correct as of the date hereof, and Lathrop & Gage L.C. may rely upon them.

        2.     The Company's and each Guarantor's business is as described in the Company's filings with the Securities and Exchange Commission since April 1, 2004.

        3.     The Company's and the Guarantors' businesses are financed and operated on a consolidated basis. After giving effect to the transactions contemplated in connection with the Merger and after giving due consideration to any rights of contribution (i) each Guarantor has received fair consideration and reasonably equivalent value for the incurrence of its obligations under the Guarantees and its guarantees given with respect to the Existing Notes, (ii) the fair value of the assets of each Guarantor exceeds its liabilities, (iii) each Guarantor is able to and expects to be able to pay its debts as they mature, and (iv) each Guarantor has capital sufficient to carry on its business as conducted and as proposed to be conducted.

April 18, 2005

 LATHAM & WATKINS LLP

        This Officers' Certificate is executed by each of the undersigned as of the            day of April, 2005.

Craig R. Ramsey, Executive Vice President and Chief Financial Officer
Kevin M. Connor, Senior Vice President, General Counsel and Secretary

SIGNATURE PAGE TO OFFICERS' CERTIFICATE

April 18, 2005

 LATHAM & WATKINS LLP

ANNEX E

MovieWatcher / How it Works	Page 1 of 1

[AMC MovieWatcher Graphic]

Instant gratification.
    You gotta love it.

Join the Disney Celebration.
Click here to learn more!

As to Disney artwork/properties: ® Disney

[AMC MovieWatcher Card Graphic]

MOVIEWATCHER INFO

CARD PROBLEMS

FREQUENTLY ASKED
QUESTIONS

AMC THEATRES

SHOWTIMES & TICKETS

CONTACT US

MOVIEWATCHER LINKS

HOME

[Graphic]

How it Works
Rewards Schedule
The MovieWatcher Card
Terms and Conditions
Website Benefits

How it Works

Simply present your AMC MovieWatcher Card at the box office or our Automated Box Offices (ABOs). Your membership account will be credited two points each time you buy a ticket, and if you bring a friend, you'll earn four points!*

The Rewards Schedule shows how easy it is to accumulate points and rewards.

AMC reserves the right to modity or cancel the MovieWatcher program at any time. Local offers subject to change without notice. See Terms and Conditions for rules. Children under 13 must have parental consent. See our Privacy Policy for additional details.

*Maximum of four points per visit.

[AMC MovieWatcher Card Graphic]

AMC Theatres	AMC Entertainment Card	Ticket Packages	Advertise with AMC	Host a Meeting at AMC	About AMC
Investor Resources	Career Opportunities	Community Involvement	Theatres	Contact Us
Copyright© 2005 AMC Entertainment Inc. MovieWatcher® is a registered trademark of American Multi-Cinema, Inc. PRIVACY PROMISE/Technology Statement
http://www.moviewatcher.com/mw_info_howitworks.html				4/6/2005

April 18, 2005

 LATHAM & WATKINS LLP

AMC / MovieWatcher Terms and Conditions	Page 1 of 2

[AMC MovieWatcher Graphic]

Admit it.
    You're a freewheeler at heart.

Join the Disney Celebration.
Click here to learn more!

As to Disney artwork/properties: ® Disney

[AMC MovieWatcher Card Graphic]

MOVIEWATCHER INFO

CARD PROBLEMS

FREQUENTLY ASKED
QUESTIONS

AMC THEATRES

SHOWTIMES & TICKETS

CONTACT US

MOVIEWATCHER LINKS

HOME

[Graphic]

How it Works
Rewards Schedule
The MovieWatcher Card
Terms and Conditions
Website Benefits

Here's the Legal Stuff
(Terms and Conditions)

1) The AMC MovieWatcher program is open to anyone except AMC Theatres® associates, their immediate family members and children under 13 unless they have parental or legal guardian consent (See our Privacy Promise for additional information). AMC Theatres reserves the right to exclude others in its sole discretion.

2) Membership is FREE and may be acquired by registering online at MovieWatcher.com or at any AMC theatre location. If you register online, it may take up to two weeks to receive your card in the mail. It may take up to three weeks to receive your card if you register at a theatre, although instant enrollment is available at selected theatres.

3) MovieWatcher cards must be presented when purchasing your tickets at the Box Office or the card must be swiped when prompted at our Automated Box Office (ABO) to earn points. If the card swipe malfunctions, if the computer is inaccessible, or if the member forgot his/her card, ticket stubs may be presented for credit during the next theatre visit.

4) MovieWatcher members are awarded two points per paid ticket purchase, including tickets purchased online at MovieTickets.com and via our ABO and telephone systems, and when redeeming gift certificates, Gift of Entertainment tickets and Discount/Exchange Tickets and the AMC Entertainment Card gift card. Members are limited to a maximum of four points per transaction per visit. MovieWatcher card can only be presented once every three hours. MovieWatcher card number must be entered in the appropriate area of the MovieTickets.com Transaction Page or when prompted in the phone system to earn points from a remote ticket purchase. Members do NOT earn points when

April 18, 2005

 LATHAM & WATKINS LLP

the MovieWatcher card is presented in conjunction with a FREE admission ticket. Members do NOT earn points when purchasing AMC Gift Certificates, AMC Gift of Entertainment certificates, AMC Entertainment Card gift cards, AMC Silver and Gold "Your Ticket to the Movies" tickets and "Show Snacks" concession coupons.

5) MovieWatcher members earn FREE rewards after each 10-point accumulation. All rewards are valid only through the expiration date printed on the MovieWatcher Point Receipt received at time of ticket transaction. The MovieWatcher reward structure repeats at each 100-point accumulation. Refer to the Rewards Schedule or the MovieWatcher brochure available at any AMC theatre.

6) All rewards for FREE concession items are small size, unless otherwise specified. All rewards for FREE movie tickets exclude Special Engagements. All rewards for FREE drinks are fountain drinks, unless otherwise specified.

http://www.moviewatcher.com/mw_info_terms.html	4/6/2005

April 18, 2005

 LATHAM & WATKINS LLP

AMC/MovieWatcher Terms and Conditions	Page 2 of 2

7) All redeemed rewards are the property of AMC Theatres.

8) MovieWatcher rewards are subject to verification by AMC Theatres management. Offers are void if rewards are illegible, altered or mutilated. The judgement of AMC Theatres management is final.

9) AMC Theatres protects personal information we collect about members by maintaining physical, electronic and procedural safeguards. Advertisers and other companies do not have access to personal information and we do not share your personal information with advertisers or other companies that want to contact members. AMC Theatres enters into agreements with advertisers and other companies from time to time in order to offer MovieWatcher members special offers, discounts, and benefits. Member must clearly note on the bottom of their registration form (both online and at theatre) if he/she wishes not to receive these offers. If member declines, no communication will be sent. Member must also designate not to receive information from AMC Theatres, which may include coupon mailers, e-mail, The MovieWatcher Review newsletter and other correspondence. Please see our Privacy Promise for further information.

10) MovieWatcher cards and points are nontransferable, except for points transferred from a lost, stolen or mutilated card to a new card issued to the same member.

11) MovieWatcher points will be forfeited immediately upon inactivity of 24 months. MovieWatcher points have no monetary value, are not gift certificates and may only be used for rewards as specified under the Terms and Conditions.

12) AMC Theatres reserves the right to change or discontinue the MovieWatcher program at any time without liability to any member.

AMC Theatres	AMC Entertainment Card	Ticket Packages	Advertise with AMC	Host a Meeting at AMC	About AMC
Investor Resources	Career Opportunities	Community Involvement	Theatres	Contact Us
Copyright© 2005 AMC Entertainment Inc. MovieWatcher® is a registered trademark of American Multi-Cinema, Inc. PRIVACY PROMISE/Technology Statement
http://www.moviewatcher.com/mw_info_terms.html				4/6/2005

April 18, 2005

 LATHAM & WATKINS LLP

MovieWatcher/Website Benefits	Page 1 of 1

[AMC MovieWatcher Graphic]

Admit it.
    You're a freewheeler at heart.

Join the Disney Celebration.
Click here to learn more!

As to Disney artwork/properties: ® Disney

[AMC MovieWatcher Card Graphic]

MOVIEWATCHER INFO

CARD PROBLEMS

FREQUENTLY ASKED
QUESTIONS

AMC THEATRES

SHOWTIMES & TICKETS

CONTACT US

MOVIEWATCHER LINKS

HOME

[AMC Theatres LOGO]
[Graphic]

How it Works
Rewards Schedule
The MovieWatcher Card
Terms and Conditions
Website Benefits

Website Benefits

1. Receive special e-mail offers

These include concession specials, third-party admissions, special screenings, and more!

2. Gain exclusive access to online benefits

Purchase tickets without a service charge, learn movie trivia with the MovieWatcher calendar, review your moviegoing history, check your points, feature your favorite theatres, and much more. All from your personal homepage.

3. Instantly enroll at any age

Each member of the family can have their own membership and collect their own points.

4. Eat free popcorn on Wednesdays

Receive a free small popcorn every Wednesday with ticket purchase.

5. Read up-to-the-minute entertainment news

April 18, 2005

 LATHAM & WATKINS LLP

Get the latest information and gossip on your favorite stars.

AMC Theatres	AMC Entertainment Card	Ticket Packages	Advertise with AMC	Host a Meeting at AMC	About AMC
Investor Resources	Career Opportunities	Community Involvement	Theatres	Contact Us
Copyright© 2005 AMC Entertainment Inc. MovieWatcher® is a registered trademark of American Multi-Cinema, Inc. PRIVACY PROMISE/Technology Statement
http://www.moviewatcher.com/mw_info_benefits.html				4/6/2005

April 18, 2005

 LATHAM & WATKINS LLP

MovieWatcher/Rewards Schedule	Page 1 of 2

[AMC MovieWatcher Card Graphic]

Instant gratification.
    You gotta love it.

Join the Disney Celebration.
Click here to learn more!

As to Disney artwork/properties: ® Disney

[AMC MovieWatcher Card Graphic]

MOVIEWATCHER INFO

CARD PROBLEMS

FREQUENTLY ASKED
QUESTIONS

AMC THEATRES

SHOWTIMES & TICKETS

CONTACT US

MOVIEWATCHER LINKS

HOME

[Graphic]

How it Works
Rewards Schedule
The MovieWatcher Card
Terms and Conditions
Website Benefits

The MovieWatcher
Rewards Schedule

Here's how the whole thing works.

Every 10 points earns you a MovieWatcher freebie. At every 100-point milestone, you get a bonus "Night at the Movies" (free ticket, popcorn & soft drink).

Plus, with the ExtraOffer you choose your favorite reward! At 30, 60 and 90 points, redeem your ExtraOffer earnings in one of two ways: Get a large drink and large popcorn at the concession stand, on the same day. Or cash in on a free movie ticket at the Box Office, on your next visit.

Earn 2 for each TICKET purchased.

Total
points
earned

10 Free small popcorn your reward

20 Free small soft drink

30 ExtraOffer* — Free TICKET or get
a free large soft drink & a large popcorn

40 Free small popcorn

50 Free small soft drink

April 18, 2005

 LATHAM & WATKINS LLP

60 ExtraOffer*

70 Free small popcorn

80 Free small soft drink

90 ExtraOffer*

You can upgrade to a larger size and pay the difference

100 Free night at the movies:

Free TICKET & small popcorn & small soft drink

To keep it simple, once you pass 100 points,
you get the same freebies as above
(that means 110 points gets you a free small popcorn).

All free movie tickets exclude Special Engagements. All free concession items are small size unless otherwise specified. See Terms & Conditions for complete details. AMC reserves the right to modify or cancel the MovieWatcher program at any time. Maximum of four points per visit. Award list repeats at each 100-point level.

AMC Theatres	AMC Entertainment Card	Ticket Packages	Advertise with AMC	Host a Meeting at AMC	About AMC
Investor Resources	Career Opportunities	Community Involvement	Theatres	Contact Us
Copyright© 2005 AMC Entertainment Inc. MovieWatcher® is a registered trademark of American Multi-Cinema, Inc. PRIVACY PROMISE/Technology Statement
http://www.moviewatcher.com/mw_info_rewardstable.html				4/6/2005

April 18, 2005

 LATHAM & WATKINS LLP

MovieWatcher/The MovieWatcher Card	Page 1 of 1

[AMC MovieWatcher Graphic]

    Go ahead.
Act like the world owes you.

Join the Disney Celebration.
Click here to learn more!

As to Disney artwork/properties: ® Disney

[AMC MovieWatcher Graphic]

MOVIEWATCHER INFO

CARD PROBLEMS

FREQUENTLY ASKED
QUESTIONS

AMC THEATRES

SHOWTIMES & TICKETS

CONTACT US

MOVIEWATCHER LINKS

HOME

[Graphic]

How it Works
Rewards Schedule
The MovieWatcher Card
Terms and Conditions
Website Benefits

The MovieWatcher Card

Once you've joined MovieWatcher, you will become a member of America's premier moviegoing club.

If you are an existing member of MovieWatcher, your current card is all you need to take advantage of this great program. As a new member, you will receive your MovieWatcher card within one to two weeks via mail.

Once you've received your card, it's off to the movies to start earning points for free popcorn, soft drinks, movie tickets, and more.

MovieWatcher cards must be presented during the admission transaction at the box office or our Automated Box Offices (ABOs) to earn points. If, however, the card swipe malfunctions, computer is inaccessible, or you forgot your MovieWatcher card, ticket stubs may be presented for credit during the next theatre visit.

April 18, 2005

 LATHAM & WATKINS LLP

If you have not received your card within two weeks of registration, please complete this form.

AMC Theatres	AMC Entertainment Card	Ticket Packages	Advertise with AMC	Host a Meeting at AMC	About AMC
Investor Resources	Career Opportunities	Community Involvement	Theatres	Contact Us
Copyright© 2005 AMC Entertainment Inc. MovieWatcher® is a registered trademark of American Multi-Cinema, Inc. PRIVACY PROMISE/Technology Statement
http://www.moviewatcher.com/mw_info_card.html				4/6/2005

April 18, 2005

 LATHAM & WATKINS LLP

ANNEX F

Question #35

Beginning balance	Fy '04	$-
Awards earned		376,000
Awards redeemed		(262,000)

Ending Balance	Fy '04	114,000
Awards earned		447,000
Awards redeemed		(396,000)

Ending Balance	FY '05	$165,000

Point level	FY '04 Estimated Cost for award		Point level	FY '05 Estimated
10	$0.09		10	$0.12
20	0.02		20	0.02
30	0.12		30	0.19
40	0.09		40	0.12
50	0.02		50	0.02
60	0.12		60	0.19
70	0.09		70	0.12
80	0.02		80	0.02
90	0.12		90	0.19
100	0.11		100	0.14
Total	$0.80		Total	$1.13
Average	$0.08		Average	$0.11
Midpoint	$0.04		Midpoint	$0.06
Active Participants	2,500,000		Active Participants	2,300,000
Estimated earned not awarded	$100,000		Estimated earned not awarded	$128,000
Estimated awarded not redeemed	14,000		Estimated awarded not redeemed	37,000

Total estimated liability	$114,000		Total estimated liability	$165,000